

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 29, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2020 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2020 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bridge2 Solutions, LLC, B2S Resale, LLC, B2S Direct, LLC, Aspire Loyalty Solutions, LLC, and B2S Canada, LLC, because such entities were not affiliates of the Exchanges during the year ended December 31, 2019. In each case, ICE acquired the entity after December 31, 2019. In addition, Ex. D does not include the

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), ICE Securities Execution & Clearing, LLC or TMC Bonds, L.L.C. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Martha Redding

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   20012251

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05   (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/20   New York Stock Exchange LLC
(MM/DD/YY)   (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding   Martha Redding, Assistant Secretary
                    Date: 2020.06.29 12:02:47 -04'00'
(Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                    (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, New York Stock Exchange LLC is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 2020

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2020

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC for the last fiscal year follow.

This Exhibit D does not include the financial statements of Bridge2 Solutions, LLC, B2S Resale, LLC, B2S Direct, LLC, Aspire Loyalty Travel Solutions, LLC, and B2S Canada, LLC, because such entities were not affiliates of the Exchange during the year ended December 31, 2019.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), ICE Securities Execution & Clearing, LLC or TMC Bonds, L.L.C. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:			
	Cash and cash equivalents	$	111
	Due from affiliates		224,460
	Income tax receivable		991
	Current assets		225,562
NON-CURRENT ASSETS:			
	Goodwill		89,412
	Investment in subsidiary		59,971
	Other non-current assets		149,383
	Assets		374,945
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Accounts payable and accrued liabilities		10,338
	SEC fees payable		2,719
	Current liabilities		13,057
NON-CURRENT LIABILITIES:			
	Other non-current liabilities		1,072
	Non-Current liabilities		1,072
	Liabilities		14,129
Noncontrolling Interest			(27,418)
SHAREHOLDERS EQUITY:			
	Additional paid-in capital		529
	Retained earnings		387,705
	Equity		388,234
	Total liabilities and equity	$	374,945

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	66,627
Data services fees, net		4,993
Other revenues		25,272
Transaction based expenses		(8,050)
Total revenue, less transaction-based expenses		**88,842**
Compensation and benefits		0
Professional services		31
Technology and communication		2,263
Selling, general and administrative		113
Affiliate expense		26,707
Operating expenses		**29,114**
Operating income		**59,728**
Interest income		384
Other expense, net		**384**
Pre-tax net income		**60,112**
Income tax expense		878
Net income		**59,234**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

BAKKT Clearing, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	100
Short-term investments		2,982
Accounts receivable, net		115
Prepaid expenses and other current assets		1,542
Current assets		4,739
Other non-current assets:		
Investment in subsidiary		1,194
Other noncurrent assets		12,665
Other non-current assets		13,859
Total assets	$	18,598

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	473
Due to affiliates, net		792
Current liabilities		1,265
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		1,265
Equity:		
Retained earnings		17,333
Total equity		17,333
Total liabilities and equity	$	18,598

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Clearing, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	2,696
Total revenues		2,696
Expenses:		
Professional services		(2,128)
Technology and communication		2,419
Rent and occupancy		526
Selling, general and adminstrative		60
Depreciation and amortization		82
Affiliate expense		1,737
Operating expenses		2,696
Operating loss		-
Interest income		158
Other income, net		110
Other income, net		268
Pre-tax net income		268
Income tax expense		-
Net income	$	268

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAAKT Holdings, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	74,232
Prepaid expenses and other current assets		84
Due from affiliates, net		21,096
Income tax receivable		65
Current assets		95,477
OTHER NON-CURRENT ASSETS:		
Goodwill		9,200
Other intangibles, net		554
Investment in Subsidiary		81,281
Deferred tax assets- non current		69
Other non-current assets		91,104
Total assets	$	186,581
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		23
Current liabilities		23
Total liabilities		23
NON-CONTROLLING INTEREST		81,673
EQUITY:		
Contributed capital		113,304
Retained deficit		(8,419)
Total equity		104,885
Total liabilities and equity	$	186,581

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAAKT Holdings, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Compensation and benefits	10,673
Professional services	46
M&A expenses	717
Selling, general, and administrative	20
Operating expenses	11,456
Operating loss	(11,456)
Interest income	2,934
Other income(expense) net	(31)
Other income, net	2,903
Pre-tax net loss	(8,553)
Income tax benefit	134
Net loss	$ (8,419)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



BAKKT Marketplace. LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,000
Prepaid expenses and other current assets		222
Current assets		1,222
Plant property and equipment		
Property and equipment		8,125
Property and equipment		8,125
Other non-current assets:		
Other noncurrent assets		-
Other non-current assets		-
Total assets	$	9,347

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	669
Due to affiliates, net		12,240
Current liabilities		12,909
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		12,909
Equity:		
Retained deficit		(3,562)
Total equity		(3,562)
Total liabilities and equity	$	9,347

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Marketplace, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	-
Total revenues		-
Expenses:		
Professional services		1,188
Technology and communication		1,465
Rent and occupancy		3
Selling, general and adminstrative		634
Affiliate expense		3,594
Operating expenses		6,884
Operating loss		(6,884)
Other income, net		-
Other income, net		(6,884)
Pre-tax net loss		(6,884)
Income tax expense		-
Net loss	$	(6,884)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Trade, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Trust Company, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Restricted cash	$	16,661
Prepaid expenses and other current assets		6
Due from affiliates, net		30,251
Income tax receivable		13
Current assets		46,931
Plant property and equipment		
Property and equipment		2,286
Accumulated depreciation		(79)
Property and equipment		2,207
Other non-current assets:		
Other noncurrent assets		-
Other non-current assets		-
Total assets	$	49,138

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	123
Current liabilities		123
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		123
Equity:		
Retained earnings		49,015
Total equity		49,015
Total liabilities and equity	$	49,138

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Trust Company, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	-
Total revenues		-
Expenses:		
Professional services		331
Technology and communication		336
Selling, general and adminstrative		23
Depreciation and amortization		79
Affiliate expense		2,267
Operating expenses		3,036
Operating loss		(3,036)
Intercompany interest income		188
Other income, net		188
Pre-tax net loss		(2,848)
Income tax benefit		13
Net loss	$	(2,835)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,141
Prepaid expenses and other current assets		221
Income tax receivable		2
Current assets		1,364
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		778
Accumulated depreciation		(2)
Property and equipment, net		776
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		3
Other non-current assets		3
Total assets	$	2,143
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,729
Accrued salaries and benefits		1,914
Due to affiliates, net		12,161
Current liabilities		16,804
Total liabilities		16,804
EQUITY:		
Retained deficit		(14,661)
Total equity		(14,661)
Total liabilities and equity	$	2,143

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:		
Affiliate revenue	$	6,906
Total Revenue		6,906
Expenses:		
Compensation and benefits		13,201
Professional services		2,320
M&A expenses		14
Technology and communication		1,512
Selling, general and administrative		1,322
Depreciation and amortization		2
Affiliate expense		3,195
Operating expenses		21,566
Operating loss		(14,660)
Pre-tax net loss		(14,660)
Income tax expense		-
Net loss	$	(14,660)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchar Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form ? previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

OPERATING EXPENSES:

Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	$	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



.

OTHER EXPENSE:

Other expense	0
Other expense	**0**
Net loss	**$ 0**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	26,823
Current assets		26,823
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		37
Accumulated depreciation		(37)
Property and equipment net		0
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		1,862
Other non-current assets		7,264
Total assets	$	**34,087**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Accrued salaries and benefits		7
Current liabilities		10
Total liabilities		**10**
EQUITY:		
Contributed Capital		29,256
Retained Earnings		4,821
Equity		**34,077**
Total liabilities and equity	$	**34,087**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




Chatham Energy LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)


REVENUES:

Revenue from affiliate	$	2,335
Operating revenues		**2,335**

OPERATING EXPENSES:

Compensation and benefits	726
Professional services	15
Rent and occupancy	88
Technology and communication	44
Selling, general and administrative	8
Depreciation and amortization expense	1,038
Intercompany affiliate expense	255
Operating expenses	**2,174**

Net income	$	**161**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	62
Income tax receivable		203
Due to affiliates		402
Current assets		667

OTHER NON-CURRENT ASSETS

Investment in subsidiary	33,332
Other non-current assets	33,332

Total assets	$	**33,999**

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	5
Current liabilities		5

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non-current	11,161
Non-current liabilities	11,161

Total liabilities	**11,166**

EQUITY:

Contributed capital	1,950
Retained earnings	17,438
Accumulated other comprehensive income	3,445
Equity	**22,833**

Total liabilities and equity	$	**33,999**



Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Compensation and benefits	(2)
Selling, general & administration	24
Operating expenses	**22**
Operating loss	**(22)**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net loss	**(22)**
Income tax benefit	139
Net income	$ **117**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

OTHER NON-CURRENT ASSETS

Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	$	**2,529**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		-
Total liabilities		-

.

EQUITY:

Retained earnings		2,529
Member Equity		**2,529**

Total Liabilities and Member Equity	$	**2,529**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	126
Due from affiliates, net		16
Current assets		142
Total assets	$	142

LIABILITIES and EQUITY

Current liabilities:

Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Net loss		(1)
Retained earnings		143
Total equity		142
Total liabilities and equity	$	142

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Compensation and benefits		
Selling, general and adminstrative		1
Operating expenses		1
Operating loss		(1)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(1)
Income tax benefit		-
Net loss	$	(1)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member equity		1

Total member equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	86
Income tax receivable		2
Current assets		88

PROPERTY AND EQUIPMENT

Property and equipment cost	1,340
Accumulated depreciation	(541)
Property and equipement, net	799

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent	1,063
Other non-current assets	1,063
Assets	1,950

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	19
Accrued salaries and benefits	676
Due to affiliates	2,354
Current liabilities	3,049

NON-CURRENT LIABILITIES:

Deferred tax liability - non-current	-
Non-current liabilities	0

SHAREHOLDERS EQUITY:

Contributed capital		587
Retained deficit		(1,686)
Equity		(1,099)
Total liabilities and equity	$	1,950

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Market Data Fees	$	-
Affiliate income		11,062
Total revenue		**11,062**
Compensation and benefits		3,687
Professional services		5
Acquisition-related transaction and integration costs		-
Technology and communication		7
Rent and Other Occupancy		158
Selling, general and administrative		214
Depreciation and amortization		356
Operating expenses		**4,427**
Operating income		**6,635**
Other expense, net		18
Other income, net		**18**
Pre-tax net income		**6,617**
Income tax benefit		523
Net income		**7,140**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 6,506
	Prepaid expenses and other current assets	121
	Current income tax receivable	32
	Current assets	6,659
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment cost	34,025
	Accumulated depreciation	(27,085)
	Property and equipment, net	6,940
OTHER NON-CURRENT ASSETS:		
	Goodwill	358,772
	Other intangibles, net	4,267
	Other noncurrent assets	150
	Other non-current assets	363,189
	Assets	376,788
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	260
	Accrued salaries and benefits	5,834
	Due to affiliates, net	463,513
	Current liabilities	469,607
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	642
	Other Non Current Liabilities	57
	Non-current liabilities	699
	Liabilities	470,306
EQUITY:		
	Contributed capital	437,915
	Retained deficit	(533,126)
	Accumulated other comprehensive income	1,693
	Equity	(93,518)
	Total liabilities and equity	$ 376,788

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Transaction fees, net	$	313
Affiliate revenue		19,907
Total revenue		20,220
Compensation and benefits		19,772
Professional services		211
Technology and communications		399
Rent and other occupancy		1,273
Selling, general & administration		228
Amortization & depreciation expense		9,681
Service & license fees to affiliate		7,974
Operating expenses		39,538
Operating loss		(19,318)
Interest income		33
Interest expense to affiliates		866
Other expense, net		928
Other expense, net		1,827
Pre-tax net loss		(17,491)
Income tax benefit		2,288
Net loss	$	(15,203)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		**1**
Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	66
Accounts receivable, net of allowance		1,406
Due from affiliates, net		504,204
Assets	$	505,676

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		415,435
Equity	$	505,676
Total liabilities and equity	$	505,676

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Transaction fees, net	$ 4,031
Total revenue	4,031
Selling, general & administration	(12)
Affiliate expense	166
Operating expenses	154
Operating income	3,877
Other expense, net	(19)
Pre-tax net income	3,858
Net income	$ 3,858

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent	$	577
Investment in subsidiary		4,178
Other noncurrent assets		4,755
Assets	$	4,755

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	33
Current liabilities	33

EQUITY:

Retained earnings		4,140
Accumulated other comprehensive income		582
Equity		4,722
Total liabilities and equity	$	4,755

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		66
Net loss	$	(66)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DACC Technologies, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	-
Current assets		-

Other non-current assets:

Goodwill	8,124
Other intangibles, net	1,538
Other non-current assets	9,662

Total assets	$	9,662

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	8
Due to affiliates, net		209
Deferred Revenue		14
Current liabilities		231

Non-current liabilities:

Deferred tax liabilities- noncurrent	644
Non-current liabilities	644

Total liabilities	875

Equity:

Retained earnings	8,787
Total equity	8,787

Total liabilities and equity	$	9,662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DACC Technologies, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	18
Total revenues		18
Expenses:		
Professional services		25
Technology and communication		110
Selling, general and adminstrative		30
Depreciation and amortization		162
Operating expenses		327
Operating loss		(309)
Other income, net		-
Other income, net		-
Pre-tax net loss		(309)
Income tax benefit		53
Net loss	$	(256)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DCFB LLC(dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Digital Asset Custody Company, Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity $ 1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member Equity		**1**

Total Member Equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CURRENT ASSETS:

Prepaid expenses and other current assets	$	19
Due from affliliate		893
Current assets		912

NON-CURRENT ASSETS:

Deferred Tax Asset		52
Non-current assets		52

Total assets	$	**964**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	307
Accrued salaries and benefits	197
Current liabilities	**504**

EQUITY:

Contributed capital	330
Retained earnings	130
Equity	**460**

Total liability and equity	$	**964**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal
; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain
ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the
:ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and
ethod accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of
:tinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by
r accepted accounting principles for complete financial statements. These financial statements should be read in
ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31,
iich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		342
Operating expenses		**342**
Pre-tax net loss		(342)
Income tax benefit		103
Net loss	$	**(239)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



Highway Networks LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Cash Clearing		
Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.
EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(19)
Prepaids		146
Current assets		127
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		139,615
Accumulated depreciation		(45,078)
Property and equipment, net		94,537
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	94,802
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	693
Due to affiliate		124,240
Other		60
Current liabilities		124,993
Total liabilities		124,993
EQUITY:		
Contributed capital		37,776
Retained deficit		(67,967)
Equity		(30,191)
Total liabilities and equity	$	94,802

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue	0
OPERATING EXPENSES:	
Professional Services	865
Rent and other occupancy	2,985
Selling, general and administrative	1,650
Amortization and depreciation expense	9,111
Operating expenses	**14,611**
Net loss	$ **(14,611)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	424
Accounts receivable, net of allowance		186
Prepaid expenses and other current assets		166
Current assets		776

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	1,399
Accumulated depreciation	(656)
Property and equipment, net	743

NON-CURRENT ASSETS:

Goodwill	1,126
Deferred tax receivable	964
Other non-current assets	2,090
Assets	3,609

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	20
Accrued salaries and benefits	240
Income tax payable	6
Due to affiliates	8,955
Current liabilities	9,221
Liabilities	9,221

SHAREHOLDERS EQUITY:

Contributed capital		167
Retained deficit		(5,779)
Equity		(5,612)
Total liabilities and equity	$	3,609

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	1,141
Affiliate revenue		-
Total revenue		**1,141**
Compensation and benefits		1,565
Professional services		22
Technology and communication		2,238
Rent and occupancy		66
Selling, general and administrative		18
Depreciation and amortization		279
Affiliate expense		1,299
Operating expenses		**5,487**
Operating loss		**(4,346)**
Other expense (income), net		67
Other expense, net		**67**
Pre-tax net loss		**(4,413)**
Income tax benefit		1,294
Net loss		**(3,119)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliate	$	338
Current assets		338
Assets		338

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)


Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	60,354
Cash - clearing member deposits		24,412,923
Accounts receivable, net of allowance		7,100
Restricted Cash		98,900
Prepaid expenses and other current assets		15,367
Current Income Tax Receivable		3,528
Current Assets		24,598,172

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	53,183
Accumulated depreciation	(38,444)
Property and equipment, net	14,739

OTHER NONCURRENT ASSETS:

Restricted cash long term	50,000
Other noncurrent assets	50,000

Assets	$	24,662,911

LIABILITIES and MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	25,816
Accrued salaries and benefits		4,459
Due to affiliates		8,416
Margin deposits and guaranty funds		24,412,923
Deferred revenue		2,714
Current liabilities		24,454,328

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	7
Other Non Current Liabilities	235
Noncurrent liabilities	242

Liabilities	24,454,570

EQUITY:

Contributed capital	113,900
Retained earnings	94,441
Total equity	208,341

Total liabilities and equity	$	24,662,911



ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	116,992
Market Data Fees		98
Other revenue		55,804
Affiliate revenue		4,562
Total Revenue		177,456
Expenses:		
Compensation and benefits		16,446
Professional services		608
Technology and communication		5,160
Rent and occupancy		968
Selling, general and administrative		1,030
Depreciation and amortization		8,925
Service and license fees to affiliates		24,716
Operating Expenses		57,853
Operating Income		119,603
Other expense, net		(1,059)
Pre-Tax Net Income		118,544
Income tax expense		41
Net Income	$	118,503

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	21,628
Margin deposits and guaranty funds	7,264,364
Restricted Cash	99,600
Accounts receivable, net of allowance	43,095
Prepaid expenses and other current assets	2,513
Current assets	7,431,200

Other non-current assets:

Restricted cash	103,000
Deferred tax asset - noncurrent	2,506
Other non-current assets	105,506
Total assets	7,536,706

Current liabilities:

Accounts payable and accrued liabilities	9,769
Accrued salaries and benefits	2,060
Margin deposits and guaranty funds	7,264,364
Deferred Revenue	1,400
Due to affiliates, net	75,202
Current liabilities	7,352,795

NONCURRENT LIABILITIES:

Other noncurrent liabilities	9,162
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	9,162
Total liabilities	7,361,957

Equity:

Contributed capital	64,306
Retained earnings	110,443
Total equity	174,749
Total liabilities and equity	7,536,706

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:

Transaction and clearing fees, net	$	315,346
Other revenues		22,013
Service and license fees for affiliates		1,544
Total revenues		338,903

Expenses:

Compensation and benefits	10,389
Professional services	904
Technology and communication	858
Rent and occupancy	871
Selling, general and adminstrative	2,519
Service and license fees to affiliates	61,066
Operating expenses	76,607
Operating income	262,296
Other expenses, net	4,363
Interest expense to affiliates	(530)
Other expense, net	3,833
Pre-tax net income	266,129
Income tax expense	73,441
Net income	$ 192,688

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS

Prepaid expenses and Other Current Assets	1
	1

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	8,032
Accumulated depreciation	(7,424)
Property and equipment net	608

OTHER NONCURRENT ASSETS

Goodwill	4,776
Other noncurrent assets	4,776

Total assets	$	**5,385**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits	(32)
Due to affiliate	22,470
Current liabilities	22,438

Total liabilities	**22,438**

EQUITY:

Contributed capital	8,940
Retained deficit	(25,993)
Equity	**(17,053)**

Total liabilities and equity	$	**5,385**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		**-**
OPERATING EXPENSES:		
Compensation and benefits		184
Rent and other occupancy		13
Technology		14
Selling, general & administration		3
Amortization & depreciation expense		363
Service & license fees to affiliates		448
Operating expenses		**1,025**
Other Income net		**(3)**
Pre-tax net loss		**(1,028)**
Income tax expense		1
Net loss	$	**(1,029)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	5,493
Prepaid expenses and other current assets	283
Income tax receivable	7
Due from affiliates, net	361,165
Current assets	366,948

Property and equipment:

Property and equipment cost	23,996
Accumulated depreciation	(11,110)
Operating Lease Right of Use Asset	3,750
Property and equipment, net	16,636

Other non-current assets:

Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 383,738

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	663
Accrued salaries and benefits	3,388
Other Current Liabilities	1,376
Deferred revenue	1,208
Current liabilities	6,635

Non-current liabilities:

Other noncurrent liabilities	6,103
Non-current liabilities	6,103
Total liabilities	12,738

Equity:

Contributed capital	2,758
Retained earnings	368,242
Total equity	371,000
Total liabilities and equity	$ 383,738

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	34,008
Total revenues		34,008
Expenses:		
Compensation and benefits		10,681
Professional services		529
Technology and communication		1,929
Rent and occupancy		1,462
Selling, general and administrative		2,706
Depreciation and amortization		5,542
Operating expenses		22,849
Operating income		11,159
Other expenses, net		1
Pre-tax net income		11,158
Income tax expense		13
Net income	$	11,145

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	17,717
Income tax receivable	38
Prepaid expenses and other current assets	90
Current assets	17,845
Property and equipment:	
Property and equipment cost	15,366
Accumulated depreciation	(10,473)
Property and equipment, net	4,893
Other non-current assets:	
Other noncurrent assets	26
Deferred tax assets- non-current	5,803
Other non-current assets	5,829
Total assets	$ 28,567

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	5,558
Accrued salaries and benefits	5,850
Deferred revenue	100
Due to affiliates, net	177,690
Current liabilities	189,198
Non-current liabilities:	
Other noncurrent liabilities	73
Deferred revenue- long-term	164
Non-current liabilities	237
Total liabilities	189,435
Equity:	
Contributed capital	4,730
Retained deficit	(165,598)
Total equity	(160,868)
Total liabilities and equity	$ 28,567

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	67,714
Affiliate revenue		81
Total revenues		67,795
Expenses:		
Compensation and benefits		33,076
Professional services		3,012
Acquisition-related transaction and integration costs		-
Technology and communication		21,593
Rent and occupancy		2,289
Selling, general and administrative		2,300
Depreciation and amortization		3,017
Affiliate expense		9,311
Operating expenses		74,598
Operating loss		(6,803)
Other expense, net		106
Other expense, net		106
Pre-tax net loss		(6,909)
Income tax benefit		1,217
Net loss	$	(5,692)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	917
Accounts receivable, net of allowance		11,686
Prepaid expenses and other current assets		47
Current assets		**12,650**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		44,517
Accumulated depreciation		(31,115)
Property and equipment, net		**13,402**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		5,006
Other non-current assets		**311,728**
Total assets	$	**337,780**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,568
Accrued salaries and benefits		210
Due to affiliate		23,974
Deferred revenue, current		22,514
Income tax payable		-
Current liabilities		**49,266**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		4,609
Other non-current liabilities		4,962
Non-current liabilities		**9,571**
Total liabilities		**58,837**
EQUITY:		
Additional paid-in-capital		10,255
Retained earnings		268,688
Total equity		**278,943**
Total Liabilities and equity	$	**337,780**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	54,785
Affiliate revenue		247
Total revenue		**55,032**
Compensation and benefits		1,334
Professional services		90
Technology and communication		8,999
Rent and occupancy		1,290
Selling, general and administrative		2,032
Depreciation and amortization		17,266
Affiliate expense		39,012
Operating expenses		**70,023**
Operating loss		**(14,991)**
Interest income		5
Other income, net		228
Other income, net		**233**
Pre-tax net loss		**(14,758)**
Income tax benefit		4,343
Net loss		**(10,415)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	523
Accounts receivable, net of allowance		31,410
Prepaid expenses and other current assets		329
Current assets		32,262

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	5,511
Accumulated depreciation	(1,324)
Property and equipment, net	4,187

NON-CURRENT ASSETS:

Goodwill	90,895
Other intangibles, net	34,482
Other non-current assets	125,377
Assets	161,826

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1,822
Accrued salaries and benefits	2,156
Due to affiliates	101,264
Deferred revenue	505
Current liabilities	105,747

NON-CURRENT ASSETS:

Other non-current liabilities	167
Liabilities	105,914

SHAREHOLDERS EQUITY:

Additional paid in capital		2,187
Retained earnings		53,725
Equity		55,912
Total liabilities and equity	$	161,826

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	64,160
Affiliate revenues		236
Total revenue		**64,396**
Compensation and benefits		9,262
Professional services		517
Technology and communication		5,798
Selling, general and administrative		718
Depreciation and amortization		8,518
Affiliate expenses		4,727
Operating expenses		**29,540**
Operating income		**34,856**
Affiliate interest expense		2,370
Other expense		203
Other expense, net		**2,573**
Pre-tax net income		**32,283**
Income tax expense		2
Net income		**32,281**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash ands Cash Equivalents		1,444
Accounts receivable, net of allowance	$	12,589
Prepaids and other current assets		44
Current income tax receivable		-
Due from affiliates		126,518
Current Assets		140,595

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	79
Accumulated depreciation	(79)
Property and equipment net	0

OTHER NONCURRENT ASSETS

Goodwill	78,302
Other Intangibles, net	613
Deferred tax asset - noncurrent	0
Other noncurrent assets	78,915

Total assets	$	**219,510**

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	482
Accrued salaries and benefits		2,668
Income taxes payable		13
Deferred revenue		2,486
Current liabilities		5,649

Non Current Liabilities	814

Total liabilities	**6,463**

EQUITY:

Contributed capital	78,890
Retained earnings	134,157
Equity	**213,047**

Total liabilities and equity	$	**219,510**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en
December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang
Commission.



ICE Data LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	35,039
Revenue from affiliate, net		3,049
Operating revenues		**38,088**
OPERATING EXPENSES:		
Compensation and benefits		9,314
Professional Services		199
Rent and other occupancy		752
Technology and communication		1,129
Selling, general & administration		725
Amortization & Depreciation Expense		75
Intercompany Expense		5,347
Operating expenses		**17,541**
Pre-tax net income		20,547
Income tax expense		6,477
Net income	$	**14,070**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	1,489
Accounts receivable, net of allowance	153,635
Prepaid expenses and other current assets	1,140
Due from affiliates, net	3,107,343
Current assets	3,263,607

Property and equipment:

Property and equipment cost	44,352
Accumulated depreciation	(31,181)
Operating Lease Right of Use Asset	15,630
Property and equipment, net	28,801

Total assets	$ 3,292,408

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	22,160
Accrued salaries and benefits	13,348
Other Current Liabilities	4,619
Deferred revenue	1,335
Current liabilities	41,462

Non-current liabilities:

Other noncurrent liabilities	24,153
Non-current liabilities	24,153

Total liabilities	65,615

Equity:

Contributed capital	11,871
Retained earnings	3,214,922
Total equity	3,226,793

Total liabilities and equity	$ 3,292,408

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	692,179
Affiliate revenue	12,631
Total revenues	704,810
Expenses:	
Compensation and benefits	66,184
Professional services	12,865
Technology and communication	56,577
Rent and occupancy	4,814
Selling, general and administrative	5,406
Depreciation and amortization	11,513
Affiliate expense	41,453
Operating expenses	198,812
Operating income	505,998
Other income, net	194
Pre-tax net income	506,192
Income tax expense	30
Net income	$ 506,162

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,134
Accounts receivable, net of allowance		2,111
Due from affiliates		3,918
Prepaid expenses and other current assets		72
Current assets		**8,235**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,846
Accumulated depreciation	(3,215)
Property and equipment, net	**1,631**

NON-CURRENT ASSETS:

Goodwill	211
Other intangibles, net	2,147
Other non-current assets	478
Other non-current assets	**2,836**
Assets	**12,702**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	1,247
Current liabilities		**1,247**
Liabilities		**1,247**

SHAREHOLDERS EQUITY:

Retained earnings		11,455
Equity		**11,455**
Total liabilities and equity	$	**12,702**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	8,817
Total revenue		**8,817**
Professional services		41
Technology and communication		4,931
Rent and occupancy		1
Selling, general and administrative		151
Depreciation and amortization		1,794
Operating expenses		**6,918**
Operating income		**1,899**
Other income (expense), net		16
Other expense, net		**16**
Pre-tax net income		**1,883**
Net income		**1,883**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	1,017
Prepaid expenses and other current assets	7,448
Current assets	8,465

Property and equipment:

Property and equipment cost	191,990
Accumulated depreciation	(50,685)
Property and equipment, net	141,305

Other non-current assets:

Deferred tax assets- non-current	1,038
Other noncurrent assets	147
Other non-current assets	1,185

Total assets	$	150,955

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	22,481
Accrued salaries and benefits	13,970
Other current liabilities	
Current income tax payable	989
Due to affiliates, net	2,034,657
Current liabilities	2,072,097

Non-current liabilities:

Other noncurrent liabilities	21,966
Non-current liabilities	21,966

Total liabilities	2,094,063

Equity:

Contributed capital	(674,419)
Retained deficit	(1,268,689)
Total equity	(1,943,108)

Total liabilities and equity	$	150,955

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,117
Affiliate revenue		84
Total revenues		1,201
Expenses:		
Compensation and benefits		65,380
Professional services		3,553
Acquisition-related transaction and integration costs		1,100
Technology and communication		18,874
Rent and occupancy		4,352
Selling, general and administrative		7,197
Depreciation and amortization		27,818
Affiliate expense		1,006
Operating expenses		129,280
Operating loss		(128,079)
Affiliate interest income		20,349
Other income, net		436
Pre-tax net loss		(107,294)
Income tax expense		132,234
Net loss	$	(239,528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	8,183
Accounts receivable, net of allowance		1,102
Due from affiliates		5,374
Current assets		14,659
Assets		14,659

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	35
Current liabilities	35

NON-CURRENT LIABILITIES:

Other non-current liabilities	384
Non-current liabilities	384
Liabilities	419

SHAREHOLDERS EQUITY:

Retained earnings		14,240
Equity		14,240
Total liabilities and equity	$	14,659

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	7,233
Total revenue		**7,233**
Selling, general and administrative		54
Professional services		70.00
Affiliate expense		1,304
Operating expenses		**1,428**
Operating income		**5,805**
Pre-tax net income		**5,805**
Net income		**5,805**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,478
Accumulated depreciation		(48)
Property and equipment, net		1,430
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		30,000
Other non-current assets		30,000
Total assets	$	31,430
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Accrued salaries and benefits		-
Due to affiliates, net		1,698
Current liabilities		1,698
Total liabilities		1,698
EQUITY:		
Retained earnings		29,732
Total equity		29,732
Total liabilities and equity	$	31,430

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:		
Affiliate revenue	$	-
Total Revenue		-
Expenses:		
Rent and occupancy		15
Depreciation and amortization		49
Affiliate expense		304
Operating expenses		368
Operating loss		(368)
Pre-tax net loss		(368)
Income tax benefit		100
Net loss	$	(268)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue		-
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	2,036
Restricted cash		38,000
Income tax receivable		39
Prepaid expenses and other current assets		1,805
Due from affiliates, net		44,800
Current assets		86,680

Property and equipment:

Property and equipment cost	848
Accumulated depreciation	(734)
Property and equipment, net	114

Other non-current assets:

Goodwill	912,536
Other intangibles assets, net	291,411
Other noncurrent assets	6,812
Other non-current assets	1,210,759

Total assets	$	1,297,553

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	17,120
Accrued salaries and benefits		2,493
Deferred revenue		91
Margin Deposits and Guaranty funds		232
Current liabilities		19,936

Non-current liabilities:

Deferred tax liabilities - noncurrent	76,711
Other noncurrent liabilities	4,051
Non-current liabilities	80,762

Total liabilities	100,698

Equity:

Contributed capital	77,570
Retained earnings	1,119,285
Total equity	1,196,855

Total liabilities and equity	$	1,297,553

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	26,048
Market Data Fees		-
Revenues from affiliates		123,147
Other revenues		1,102
Total revenues		150,297
Expenses:		
Compensation and benefits		12,392
Professional services		169
Technology and communication		15,709
Rent and occupancy		737
Selling, general and adminstrative		720
Depreciation and amortization		2,157
Service and license fees to affiliates		41,442
Operating expenses		73,326
Operating income		76,971
Other expenses, net		1,736
Other expense, net		1,736
Pre-tax net income		78,707
Income tax expense		7,286
Net income	$	71,421

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		26,856
Current assets		26,856
PROPERTY PLANT AND EQUIPMENT:		
Operating Lease Right of Use Asset		(11)
Property and Equipment, Net		(11)
Total assets	$	**26,845**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	13
Accrued salaries and benefits		1,269
Income taxes payable		(3)
Current liabilities		1,279
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(598)
Non-current liabilities		(598)
Total liabilities		**681**
EQUITY:		
Contributed Capital		16,055
Retained earnings		10,109
Equity		**26,164**
Total liabilities and equity	$	**26,845**	$	-



ICE Markets Inc.
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	11,542
Operating Revenues		**11,542**
OPERATING EXPENSES:		
Compensation and benefits		5,998
Professional services		457
Rent and occupancy		188
Technology and communication		4
Selling, general & administrative		343
Depreciation & amortization expense		-
Intercompany expense		3,615
Operating expenses		**10,605**
OTHER EXPENSE:		
Other expense		**11**
Pre-tax net income		926
Income tax expense		149
Net income	$	**777**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,664
Current assets		4,664
Other non-current assets:		
Investment in subsidiary		13,002
Other non-current assets		13,002
Total assets	$	17,666


LIABILITIES and EQUITY


Current liabilities:		
Due to affiliates, net	$	12,948
Current liabilities		12,948
Non-current liabilities:		
Deferred tax liabilities - noncurrent		-
Non-current liabilities		-
Total liabilities		12,948
Non-Controlling Interest		2
Equity:		
Retained earnings		4,716
Total equity		4,716
Total liabilities and equity	$	17,666

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Professional services		222
Selling, general and adminstrative		11
Affiliate expenses		156
Operating expenses		389
Operating loss		(389)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(389)
Income tax benefit		105
Net loss	$	(284)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 6
	Current assets	6
OTHER NON-CURRENT ASSETS:		
	Goodwill	168,177
	Other intangibles	96,012
	Investment in subsidiary	203,694
	Other non-current assets	467,883
	Assets	467,889
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	41,605
	Due to affiliates	51,539
	Current liabilities	93,144
NON-CURRENT LIABILITIES:		
	Deferred tax liability - non current	30,865
	Other non-current liabilities	-
	Non-current liabilities	30,865
	Liabilities	124,009
SHAREHOLDERS EQUITY:		
	Retained earnings	343,880
	Equity	343,880
	Total liabilities and equity	$ 467,889

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Intercompany revenue	$	-
Total revenue		**0**
Selling, general and administrative		2
Depreciation and amortization		11,871
Operating expenses		**11,871**
Operating loss		**(11,871)**
Interest expense		(1,079)
Other income, net		(328)
Other expense, net		**(1,407)**
Pre-tax net loss		**(13,278)**
Income tax benefit		(114)
Net loss		**(13,164)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Prepaid expenses and other current assets	-
Due from affiliate	887
Income tax receivable	84
Current assets	971

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	57
Perating lease right of use asset	306
Accumulated depreciation	(12)
Property and equipment, net	351

NON-CURRENT ASSETS:

Deferred tax assets- non-current	-
Other non-current assets	-
Assets	1,322

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	23
Accrued salaries and benefits	225
Income tax payable	-
Other current liabilities	44
Current liabilities	292

NON-CURRENT LIABILITIES:

Operating lease liability	265
Deferred tax liability	12
	277
Liabilities	569

SHAREHOLDERS EQUITY:

Retained earnings	669
Accumulated other comprehensive income	84
Equity	753
Total liabilities and equity	$ 1,322

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Other revenues	$	1,664
Total revenue		**1,664**
Compensation and benefits		1,558
Professional Services		2
Technology and communication		40
Rent and other occupancy		51
Selling, general and administrative		21
Depreciation and amortization		10
Affiliate expense		-
Operating expenses		**1,682**
Operating income		**(18)**
Other income, net		98
Pre-tax net income		**80**
Income tax expense		42
Net income		**38**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2019
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		$	8,583
	Current liabilities		8,583

EQUITY:

Retained deficit			(46)
	Equity		(46)
	Total Liabilities and Equity	$	8,536

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inform normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity meth accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	3,726
Restricted cash		1,650
Accounts receivable, net of allowance		1,024
Current assets		6,400
Property and equipment:		
Property and equipment cost		1,842
Accumulated depreciation		(1,526)
Property and equipment, net		316
Total assets	$	6,716
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	42
Accrued salaries and benefits		295
Due to affiliate		1,086
Current liabilities		1,423
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		1,423
EQUITY:		
Contributed capital		3,017
Retained earnings		2,276
Total equity		5,293
Total liabilities and equity	$	6,716

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,397
Revenues from affiliates		15,896
Total revenues		21,293
Operating expenses:		
Compensation and benefits		1,368
Professional services		3
Rent and other occupancy		73
Technology		2
Selling, general & administration		122
Amortization and depreciation expense		304
Service and license fees to affiliate		1,232
Total operating expenses		3,104
Operating Income		18,189
Other income:		
Other income, net		0
Interest income from affiliates		14
Other Income		14
Net Income	$	18,203

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total Equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
CURRENT LIABILITIES:		
Due to affiliates	$	2
Current liabilities		2
Equity:		
Retained earnings		13
Total equity		13
Total liabilities and equity	$	15

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Total revenues	-
Operating expenses:	
Selling, general & administration	15
Total operating expenses	**15**
Operating loss	**(15)**
Other Expense	**201**
Provision for taxes	**-**
Net Loss	**$ (216)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	9,503
Accounts receivable, net of allowance		24,427
Current income tax receivable		(10)
Due from affiliate		14,957
Current assets		48,877
Total assets	$	**48,877**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	11,294
Current liabilities		11,294
Total liabilities		**11,294**

EQUITY:

Additional paid-in capital		193
Retained earnings		37,390
Equity		**37,583**
Total liabilities and equity	$	**48,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2019
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	21,396
Market data fees		83,325
Other revenue		4
Intercompany revenue		5,243
Operating revenues		**109,968**
OPERATING EXPENSES:		
Professional Services		96
Selling, general & administration		946
Service & license fees to affiliates		74,006
Operating expenses		**75,048**
Operating income		**34,920**
OTHER INCOME:		
Other income		**9**
Net income	$	**34,929**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Due from affiliates, net	$	324,578
Current assets		324,578
Total assets	$	324,578

LIABILITIES and EQUITY

Current liabilities:

Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		324,578
Total equity		324,578
Total liabilities and equity	$	324,578

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		147
Other income, net		147
Pre-tax net income		147
Income tax expense		951
Net loss	$	(804)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	1
Due from affiliates, net		9,341
Current assets		**9,342**

Other non-current assets:

Deferred tax assets - noncurrent	-
Other non-current assets	**-**

Total assets	$	**9,342**

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	-
Current liabilities	**-**

Non-current liabilities:

Deferred Tax Liabilities - Non Current	**549**
Non-current liabilities	**549**

Total liabilities	**549**

Equity:

Retained earnings	**8,793**
Total equity	**8,793**

Total liabilities and equity	$	**9,342**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	**27**
Net income	**(27)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	1,896,199
Investment in subsidiary	10,096
Due from affiliates	17,395
Non-current assets	**5,155,527**
Total assets	**$ 5,155,527**

LIABILITIES and EQUITY

Current liabilities:	
Income tax payable	(75)
Current liabilities	**(75)**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	559,128
Non-current liabilities	**559,128**
Total liabilities	**559,053**
Equity:	
Contributed capital	1,474
Retained deficit	4,595,000
Total equity	**4,596,474**
Total liabilities and equity	**$ 5,155,527**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	**141,059**
Operating expenses	**141,059**
Operating loss	**(141,059)**
Other expenses, net	-
Pre-tax net loss	**(141,059)**
Income tax benefit	38,268
Net income	$ **(102,791)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	176
Due to affiliates	63,036
Current assets	63,212
Total assets	$ 63,212

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	1
Deferred Revenue	119
Current liabilities	120
Non-current liabilitiess:	
Deferred tax liabilities- non-current	852
Non-current liabilities	852
Total liabilities	972
Equity:	
Retained earnings	62,240
Total equity	62,240
Total liabilities and equity	$ 63,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,553
Total revenues		2,553
Expenses:		
Technology and communication		-
Selling, general and administrative		-
Operating expenses		-
Operating income		2,553
Other expesnse, net		-
Pre-tax net income		2,553
Income tax expense		695
Net income	$	1,858

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	-
Accounts receivable, net of allowance	17
Income Tax Receivable	11
Due from affiliates, net	4,096
Current assets	4,124
Total assets	4,124

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Total liabilities	-
Equity:	
Retained earnings	4,124
Total equity	4,124
Total liabilities and equity	4,124

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	359
Total revenues		359
Expenses:		
Selling, general and administrative		1
Operating expenses		1
Operating income		358
Other expense, net		17
Other expense, net		17
Pre-tax net income		341
Income tax expense		46
Net income	$	295

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	949
Restricted cash		28,624
Accounts receivable, net of allowance		6,510
Prepaid expenses and other current assets		38,209
Current Income tax receivable		45,696
Current assets		119,988
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		816,460
Accumulated depreciation		(583,777)
Operating Lease Right of Use Asset		99,423
Property and equipment, net		332,106
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		12,082
Deferred Income Tax Asset - Non Current		4,739
Investment in affiliates		2,518,672
Other non-current assets		35,762
Other non-current assets		2,658,842
Assets		3,110,936
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		29,657
Accrued salaries and benefits		63,286
Other current liabilities		37,619
Deferred revenue		2,186
Due to affiliates		1,429,789
Current liabilities		1,562,537
NON-CURRENT LIABILITIES:		
Other non-current liabilities		140,486
Non-current liabilities		140,486
Liabilities		1,703,023
Noncontrolling interest		197,068
SHAREHOLDERS EQUITY:		
Additional paid-in capital		342,191
Retained earnings		853,714
Accumulated other comprehensive income		14,940
Equity		1,210,845
Total liabilities and equity	$	3,110,936

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	14,285
Data services fees, net		19,968
Other revenues		4,291
Affiliate revenue		426,297
Total revenue		**464,841**
Compensation and benefits		211,342
Professional services		33,891
Acquisition-related transaction and integration costs		830
Technology and communication		110,730
Rent and occupancy		3,737
Selling, general and administrative		27,750
Depreciation and amortization		111,970
Affiliate expense		15,761
Operating expenses		**516,011**
Operating loss		**(51,170)**
Interest income		192
Affiliate interest income		(27,291)
Other income, net		(251)
Other expense, net		**(27,350)**
Pre-tax net loss		**(78,520)**
Income tax expense		**(4,414)**
Net loss		**(74,106)**
Net loss from continuing operations attributable to non-controlling interest		**(26,317)**
Net loss attributable to ICE	$	**(100,423)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IntercontinentalExchange International , Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)



CURRENT ASSETS:		
Cash and cash equivalents	$	4,947
Accounts Receivable		5
Prepaid expenses and other current assets		658
Due from affiliates		6,601
Total current assets		12,211
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		114
Total non-current assets		114
Total assets	$	12,325

LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,666
Income tax payable		1,336
Deferred revenue		975
Current Liabilities		3,977
Total Liabilities		3,977
EQUITY:		
Retained earnings		8,348
Total equity		8,348
Total liabilities and equity	$	12,325

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(1,225)
Professional services	86
Selling, general and administrative	(139)
Operating Expenses	(1,278)
Operating Income	1,278
Interest income	81
Intercompany Interest income	156
Other Income	237
Pre-tax net income	1,515
Income tax expense	407
Net income	$ 1,108

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior



INTERCONTINETAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,121
Prepaid expenses and other current assets		80
Income tax receivable		19,699
Current assets		20,900

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		16,161,417
Deferred tax asset - non-current		4,001
Other non-current assets		12,416
Other non-current assets		16,177,834
Assets	$	16,198,734

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	65,521
Accrued salaries and benefits		20,770
Long term debt - current portion		2,558,517
Due to affiliates		6,754,217
Current liabilities		9,399,025

NONCURRENT LIABILITIES:

Notes payable long-term		5,250,422
Non-current liabilities		5,250,422
Liabilities		14,649,447

EQUITY:

Common stock, $0.01 par value		6,070
Treasury stock, at cost		(3,879,095)
Contributed capital		11,063,451
Retained deficit		(3,615,793)
Accumulated other comprehensive income		(2,025,346)
Equity		1,549,287
Total liabilities and equity	$	16,198,734

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,315
Selling, general and administrative	1,010
Operating expenses	**2,325**
Operating loss	**(2,325)**
Interest income	184
Affiliate interest expense	(186,895)
Interest expense	(277,514)
Other income, net	86
Other expense	**(464,139)**
Pre-tax net loss	**(466,464)**
Income tax benefit	130,153
Net loss	$ **(336,311)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)


CURRENT ASSETS:

Cash and cash equivalents		$ -
	Current assets	0

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		160
Accumulated depreciation		(135)
	Property and equipment, net	25
	Assets	25

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		84
	Current liabilities	84
	Liabilities	84

SHAREHOLDERS EQUITY:

Retained deficit		(59)
	Equity	(59)
	Total liabilities and equity	$ 25

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	51
Operating expenses	**51**
Operating loss	**(51)**
Pre-tax net loss	**(51)**
Net loss	**(51)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	5,596
Accounts receivable, net of allowance		17,947
Prepaid expenses and other current assets		42,022
Due from affiliates		47,592
Income tax receivable		64
Current assets		113,221

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	6,305
Accumulated depreciation	(3,079)
Operating lease asset	466
Property and equipment, net	3,692

NON-CURRENT ASSETS:

Deferred income tax asset non-current	1,336
Other non-current assets	246
Other non-current assets	1,582
Assets	118,495

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1,974
Accrued salaries and benefits	2,494
Other current liabilities	469
Income taxes payable	482
Deferred revenue	1,868
Current liabilities	7,287

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	1,831
Other non current liabilities	18
Non-current liabilities	1,849
Liabilities	9,136

SHAREHOLDERS EQUITY:

Contributed capital		201,745
Retained deficit		(92,386)
Equity		109,359
Total liabilities and equity	$	118,495

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	99,473
Other revenue	3,820
Total revenue	**103,293**
Compensation and benefits	12,755
Professional Services	4,809
Technology and communication	878
Rent and other occupancy	1,717
Selling, general and administrative	1,095
Depreciation and amortization	696
Affiliate expense	1,798
Operating expenses	**23,748**
Operating income	**79,545**
Other income (expense)	1,412
Pre-tax net income	**80,957**
Income tax expense	24,219
Net income	**56,738**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	722
Current assets		722

OTHER NON-CURRENT ASSETS:

Deferred income tax asset	6
Other non-current assets	6
Assets	728

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	21
Income tax payable	17
Due to affiliates	433
Current liabilities	471

NON-CURRENT LIABILITIES:

Deferred tax liability - non current	7
Non-current liabilities	7
Liabilities	478

SHAREHOLDERS EQUITY:

Contributed capital		2,518
Retained deficit		(2,268)
Equity		250
Total liabilities and equity	$	728

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Intercompany revenue	$	636
Total revenue		**636**
Compensation and benefits		120
Professional services		229
Technology and communication		4
Selling, general and administrative		225
Operating expenses		**578**
Operating income		**58**
Interest income		13
Other income, net		1
Other income, net		**14**
Pre-tax net income		**72**
Income tax expense		21
Net income		**51**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**

Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



NSX Securities LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 69
	Accounts receivable, net of allowance	36,631
	Due from affiliate	23,465
	Current assets	60,165
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	384
	Accumulated depreciation	(384)
	Property and equipment, net	0
NON-CURRENT ASSETS:		
	Goodwill	932,588
	Other intangibles, net	583,065
	Other noncurrent assets	65,850
	Other non-current assets	1,581,503
	Assets	1,641,668
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	49,338
	Income Tax Payable	31
	Deferred revenue	4,668
	SEC fees payable	1,155
	Current liabilities	55,192
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	185,363
	Other non-current liabilities	3,544
	Deferred Revenue - Long Term	3,497
	Non-current liabilities	192,404
	Liabilities	247,596
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
	Contributed capital	3,065
	Retained earnings	1,362,735
	Accumulated other comprehensive income	854
	Equity	1,366,654
	Total liabilities and equity	$ 1,641,668

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	7,409
Data services fees, net		4,644
Listing Fees		20,427
Other revenues		1,608
Affiliate revenue		1,213
Transaction based expenses		(5,329)
Total revenue, less transaction-based expenses		**29,972**
Compensation and benefits		98
Professional Services		471
Technology and communication		141
Selling, general and administrative		210
Depreciation and amortization		8,647
Affiliate expense		11,450
Operating expenses		**21,017**
Operating income		**8,955**
Interest income		6
Other income, net		26,479
Other expense, net		**26,473**
Pre-tax net income		**35,428**
Income tax expense		13,941
Net income		**21,487**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	562
Accounts receivable, net of allowance		6,914
Due from affiliates		390,205
Prepaid expenses and other current assets		1,614
Income tax receivable		348
Current assets		399,643

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	11,175
Accumulated depreciation	(2,180)
Operating Lease Right of Use Asset	7,536
Property and equipment, net	16,531

NON-CURRENT ASSETS:

Other noncurrent assets	63,609
Non-current assets	63,609
Assets	479,783

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	301
Accrued salaries and benefits	1,276
Other Current Liabilites	823
SEC fees payable	3,609
Current liabilities	6,009

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	8,514
Other non-current liabilities	10,713
Non-current liabilities	19,227
Liabilities	25,236

SHAREHOLDERS EQUITY:

Additional paid-in capital		5,223
Retained earnings		448,455
Accumulated other comprehensive income		869
Equity		454,547
Total liabilities and equity	$	479,783

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	196,551
Data services fees, net		9,854
Other revenues		19,728
Transaction based expenses		(154,198)
Total revenue, less transaction-based expenses		**71,935**
Compensation and benefits		6,404
Professional services		31
Technology and communication		1,424
Rent and occupancy		1,388
Selling, general and administrative		553
Depreciation and amortization		635
Affiliate expense		11,228
Operating expenses		**21,663**
Operating income		**50,272**
Affiliate interest income		8,664
Other income, net		31,146
Other expense, net		**39,810**
Pre-tax net income		**90,082**
Income tax expense		22,192
Net income		**67,890**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 552
	Accounts receivable, net of allowance	35,270
	Due from affiliates	432,399
	Prepaid expenses and other current assets	349
	Current assets	468,570
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	84,477
	Accumulated depreciation	(69,206)
	Property and equipment, net	15,271
NON-CURRENT ASSETS:		
	Goodwill	563,001
	Other intangibles, net	965,346
	Other non-current assets	2,496
	Other non-current assets	1,530,843
	Assets	2,014,684
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	5,126
	Income tax payable	1
	SEC fees payable	48,179
	Current liabilities	53,306
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - current	264,191
	Other non-current liabilities	25,137
	Non-current liabilities	289,328
	Liabilities	342,634
SHAREHOLDERS EQUITY:		
	Additional paid-in capital	9,356
	Retained earnings	1,662,694
	Equity	1,672,050
	Total liabilities and equity	$ 2,014,684

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	572,174
Data services fees, net		69,107
Listing Fees		11,468
Other revenues		21,434
Affiliate revenue		4,500
Transaction based expenses		(495,912)
Total revenue, less transaction-based expenses		**182,771**
Compensation and benefits		221
Professional services		535
Technology and communication		2,185
Selling, general and administrative		(634)
Depreciation and amortization		21,867
Affiliate expense		84,116
Operating expenses		**108,290**
Operating income		**74,481**
Affiliate interest income		14,348
Other expenses, net		(6,412)
Other income, net		**7,936**
Pre-tax net income		**82,417**
Income tax expense		24,622
Net income		**57,795**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	58
Due from affiliates, net		17,710
Current assets		17,768
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		35,420
Other noncurrent assets		-
Other non-current assets		67,678
Total assets	$	85,446

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	94
Current liabilities		94
Non-current liabilities:		
Deferred tax liabilities - noncurrent		10,034
Non-current liabilities		10,034
Total liabilities		10,128
Equity:		
Contributed capital		3,894
Retained earnings		71,424
Total equity		75,318
Total liabilities and equity	$	85,446

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		0
Expenses:		
Rent and occupancy		167
Selling, general and adminstrative		208
Depreciation and amortization		320
Operating expenses		695
Operating loss		(695)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(695)
Income tax benefit		75
Net loss	$	(620)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	529
Accounts receivable		3,008
Prepaid expenses and other current assets		4
Income tax receivable		19
Current assets		3,560
Property and equipment:		
Property and equipment cost		5,278
Accumulated depreciation		(661)
Operating Lease Right of Use Asset		4,010
Property and equipment, net		8,627
Other non-current assets:		
Deferred tax assets- non current		8,794
Other noncurrent assets		593
Other non-current assets		9,387
Total assets	$	21,574

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	701
Accrued salaries and benefits		7,098
Due to affiliates, net		10,616
SEC fees payable		5,073
Octher current liabilities		635
Current liabilities		24,123
Non-current liabilities:		
Other noncurrent liabilities		7,839
Accrued employee benefits - long term		2,318
Deferred revenue - long term		144
Non-current liabilities		10,301
Total liabilities		34,424
Equity:		
Contributed capital		8
Retained deficit		(12,935)
Accumulated other comprehensive income		77
Total equity		(12,850)
Total liabilities and equity	$	21,574

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	28,041
Market Data Fees		3,394
Listings fees		142
Other revenues		1,662
Affiliate revenue		32
Transaction based expenses		(13,641)
Total revenues		19,630
Expenses:		
Compensation and benefits		12,192
Professional services		1,065
Technology and communication		1,911
Rent and occupancy		858
Selling, general and adminstrative		634
Depreciation and amortization		621
Affiliate expense		3,659
Operating expenses		20,940
Operating loss		(1,310)
Interest expense		158
Other expenses, net		731
Other expense, net		889
Pre-tax net loss		(2,199)
Income tax expense		1,769
Net loss	$	(3,968)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 57
Income tax receivable	819
Current assets	876
PLANT PROPERTY AND EQUIPMENT:	
Operating Lease Right of Use Asset	15
Property and equipment, net	15
OTHER NON-CURRENT ASSETS:	
Goodwill	155,981
Investment in Sub	81,157
Deferred tax asset - non-current	6,730
Other non-current assets	243,868
Total assets	$ 244,759
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts Payable and Accrued Liabilities	$ 1,698
Other Current Liabilities	40
Due to affiliates	170,849
Current liabilities	172,587
NON-CURRENT LIABILITIES:	
Other non-current liabilities	33,891
Non-current liabilities	33,891
Total liabilities	206,478
EQUITY:	
Contributed capital	78,177
Retained deficit	(39,896)
Total equity	38,281
Total liabilities and equity	$ 244,759

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(1,380)
Amortization and Depreciation	(475)
Intercompany expenses	4,533
Operating expenses	2,678
Operating loss	(2,678)
Intercompany Interest income	1,166
Other income net	203
Other expense, net	1,369
Pre-tax net loss	(1,309)
Income tax benefit	616
Net loss	$ (693)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	347
Due from affiliates		4,263,080
Current assets		4,263,427
OTHER NON-CURRENT ASSETS:		
Other non-current assets		10,000
Deferred tax assets - non-current		0
Other non-current assets		10,000
Assets	$	4,273,427
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Income taxes payable		-
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0
EQUITY:		
Contributed Capital		(6,574,972)
Retained deficit		10,848,399
Total equity		4,273,427
Total liabilities and equity	$	4,273,427

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Professional services		-
Technology and communication		-
Selling, general and administrative		12
Intercompany Expense		259
Operating expenses		271
Operating loss		(271)
Interest income from affiliates		108,654
Other expense, net		1,149
Other expense, net		109,803
Pre-tax net income		109,532
Income tax benefit		-
Net income	$	109,532

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE IP LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates	$	662
Current assets		662
Assets	$	662

LIABILITIES AND EQUITY:

EQUITY:

Retained deficit	(3,132)
Contributed capital	3,869
Accumulated other comprehensive income	(75)
Total equity	662
Total liabilities and equity	$ 662

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due from affiliate	$	2
Current liabilities		2
Liabilities		2

EQUITY:

Retained deficit		(2)
Total equity		(2)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US LLC
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	83
Current assets		83

NON-CURRENT ASSETS:

Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818

EQUITY:

Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US LLC
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net income		-
Income tax benefit		-
Net income	$	-

normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Repor



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	48,264
Short-term Investments		13,971
Accounts receivable, net of allowance		185,938
Due from affiliates		1,502,556
Prepaid expenses and other current assets		7,570
Income tax receivable		374
Current assets		1,758,673

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	496,431
Accumulated depreciation	(145,779)
Operating Lease Right of Use Asset	12,674
Property and equipment, net	363,326

NON-CURRENT ASSETS:

Goodwill	1,564,001
Other intangibles, net	1,824,853
Other non-current assets	95,602
Other non-current assets	3,484,456
Assets	5,606,455

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	64,244
Accrued salaries and benefits	46,301
Other Current Liabilities	3,348
Deferred revenue	46,087
SEC fees payable	71,896
Current liabilities	231,876

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	436,627
Other non-current liabilities	66,031
Accrued employee benefits - long term	181,189
Deferred revenue - long term	63,018
Non-current liabilities	746,865
Liabilities	978,741

SHAREHOLDERS EQUITY:

Contributed capital		(434,598)
Additional paid-in capital		112,169
Retained earnings		5,017,434
Accumulated other comprehensive income		(67,291)
Equity		4,627,714
Total liabilities and equity	$	5,606,455

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	707,739
Data services fees, net		233,734
Listing Fees		417,073
Other revenues		39,790
Affiliate revenue		94,956
Transaction based expenses		(561,776)
Total revenue, less transaction-based expenses		**931,516**
Compensation and benefits		145,633
Professional services		36,723
Technology and communication		25,042
Rent and occupancy		10,868
Selling, general and administrative		41,318
Depreciation and amortization		50,229
Affiliate expense		95,066
Operating expenses		**404,879**
Operating income		**526,637**
Interest income		1,244
Affiliate interest income		46,092
Interest expense		(8)
Other income, net		(4,786)
Other income, net		**42,542**
Pre-tax net income		**569,179**
Income tax expense		153,386
Net income		**415,793**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	165
Accounts receivable		826
Other current assets		1,052
Current assets		2,043

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,720
Accumulated depreciation	(1,535)
Property and equipment, net	3,185

NON-CURRENT ASSETS:

Goodwill	5,355
Other intangibles, net	2,000
Other non-current assets	493
Other non-current assets	7,848
Assets	13,076

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	5,395
Due to affiliates	20,862
Current liabilities	26,257

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	69
Non-current liabilities	69
Liabilities	26,326

SHAREHOLDERS EQUITY:

Retained deficit		(13,250)
Equity		(13,250)
Total liabilities and equity	$	13,076

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net	53,810
Data services fees, net	7,914
Affiliate revenue	57
Transaction based expenses	(70,617)
Total revenue	**(8,836)**
Compensation and benefits	139
Professional Services	148
Technology and communication	42
Selling, general and administrative	(167)
Depreciation and amortization	944
Affiliate expense	2,974
Operating expenses	**4,080**
Operating loss	**(12,916)**
Other expense	(1,011)
Pre-tax net loss	**(13,927)**
Income tax benefit	4,261
Net loss	**(9,666)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 305
	Accounts receivable, net of allowance	27,781
	Due from Affiliates	340,527
	Prepaid expenses and other current assets	1,794
	Income tax receivable	15
	Current assets	370,422
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	31,431
	Accumulated depreciation	(22,766)
	Property and equipment, net	8,665
NON-CURRENT ASSETS:		
	Goodwill	332,000
	Other intangibles, net	345,000
	Other non-current assets	677,000
	Assets	1,056,087
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	4,655
	Accrued salaries and benefits	1,090
	Income tax payable	-
	Current liabilities	5,745
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	90,207
	Other non-current liabilities	6,405
	Non-current liabilities	96,612
	Liabilities	102,357
SHAREHOLDERS EQUITY:		
	Contributed capital	3,275
	Retained earnings	950,443
	Accumulated other comprehensive income	12
	Equity	953,730
	Total liabilities and equity	$ 1,056,087

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	147,664
Affiliate revenue		5,417
Total revenue		**153,081**
Compensation and benefits		7,279
Professional Services		227
Technology and communication		25,012
Rent and occupancy		485
Selling, general and administrative		2,441
Depreciation and amortization		3,510
Affiliate expense		17,984
Operating expenses		**56,938**
Operating income		**96,143**
Affiliate interest income		13,197
Other expense, net		**13,197**
Pre-tax net income		**109,340**
Income tax benefit (expense)		(21,698)
Net income		**87,642**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets	$	1
Total Assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PDR Services LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Pit Trader, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)

ASSETS:

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		1,638
	Current liabilities	1,638

EQUITY:

Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	-
Due from affiliates, net		5,823
:ent assets		5,823
il assets		5,823
Retained earnings	$	4,650
Contributed capital		1,173
ity		5,823
ıl equity	$	5,823

in of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally
inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been
r omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at
1, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that
es not include all of the information required by generally accepted accounting principles for complete financial statements. These
tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year
nber 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Intercompany interest income	220
Pre-tax net income	**220**
Income tax expense	-
Net income	$ **220**

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	361
Due from affilates		48
Current assets		409
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		2,029
Other non-current assets		2,029
Total assets	$	2,438
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		375
Non-current liabilities		375
Total liabilities		375
EQUITY:		
Retained earnings		2,063
Total equity		2,063
Total liabilities and equity	$	2,438

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	-
Total Revenue	0
Expenses:	
Professional services	10
Selling, general, and administrative	1
Amortization and Depreciation	1,924
Operating expenses	1,935
Operating loss	(1,935)
Pre-tax net loss	(1,935)
Income tax benefit	520
Net loss	$ (1,415)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,167
Accounts receivable, net of allowance		16,353
Prepaid expenses and other current assets		149
Due from affiliates		17,519
Current assets		35,188

PROPERTY AND EQUIPMENT

Property and equipment cost	801
Accumulated depreciation	(670)
Property and equipement, net	131

OTHER NON-CURRENT ASSETS:

Goodwill	276,704
Other intangibles, net	112,858
Deferred income tax asset- noncurrent	952
Other non-current assets	390,514
Assets	425,833

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	20
Deferred Revenue	127
Current liabilities	147

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	32,046
Other Non Current Liabilites	20
Non-current liabilities	32,066
Liabilities	32,213

SHAREHOLDERS EQUITY:

Contributed capital		327
Retained earnings		393,293
Equity		393,620
Total liabilities and equity	$	425,833

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	$	-
Total revenue		**-**
Compensation and benefits		4
Depreciation and amortization		10,563
Operating expenses		**10,567**
Operating loss		**10,567**
Affiliate interest income		2,078
Other income, net		(54)
Other income, net		**2,024**
Pre-tax net income		**8,543**
Income tax expense		3,942
Net income		**4,601**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	938
Accounts receivable, net of allowance		2,091
Due from Affiliates		276,218
Prepaid expenses and other current assets		3,138
Current assets		282,385

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	363,408
Accumulated depreciation	(231,683)
Operating lease asset	57,379
Property and equipment, net	189,104
Assets	471,489

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	6,690
Accrued salaries and benefits	7,402
Other current liabilities	5,130
Income Tax Payable	111
Current liabilities	19,333

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	13,147
Operating lease liability	57,725
Other non-current liabilities	2,740
Non-current liabilities	73,612
Liabilities	92,945

SHAREHOLDERS EQUITY:

Contributed capital		17,850
Retained earnings		360,694
Equity		378,544
Total liabilities and equity	$	471,489

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,316
Affiliate revenue		88,990
Total revenue		**103,306**
Compensation and benefits		31,883
Professional services		1,506
Technology and communication		24,145
Rent and occupancy		328
Selling, general and administrative		7
Depreciation and amortization		29,677
Operating expenses		**87,546**
Operating income		**15,760**
Pre-tax net income		**15,760**
Income tax expense		7,072
Net income		**8,688**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SF Blocker 1 LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



SF Blocker 2 LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)



CURRENT ASSETS:		
Cash and cash equivalents	$	29,631
Accounts receivable		15,841
Prepaid expenses and other current assets		65
Due from affiliates, net		3,237
Current assets		48,774
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,529
Accumulated depreciation		(325)
Operating Lease Right of Use Asset		4,845
Property and equipment, net		8,049
NON-CURRENT ASSETS:		
Goodwill		218,173
Other intangibles, net		109,581
Other noncurrent assets		4,105
Other non-current assets		331,859
Total assets	$	388,682
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	36,705
Accrued salaries and benefits		1,007
Other current liabilities		525
Income tax payable		169
Current liabilities		38,406
NON-CURRENT LIABILITIES:		
Other non-current liabilities		4,386
Non-current liabilities		4,386
Total liabilities		42,792
EQUITY:		
Contributed capital		16
Retained earnings		345,874
Total equity		345,890
Total liabilities and equity	$	388,682

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	35,793
Other revenue		1,058
Total Revenue		36,851
Expenses:		
Compensation and benefits		15,270
Professional services		205
Technology and communication		5,091
Rent and occupancy		408
Selling, general and administrative		1,141
Depreciation and amortization		3,994
Operating expenses		26,109
Operating income		10,742
Interest income		1
Intercompany interest income		3
Other expense, net		4
Pre-tax net income		10,746
Income tax expense		3,171
Net income	$	7,575

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Due from Affiliates		$	2,764
	Current assets		2,764
NON-CURRENT ASSETS:			
Goodwill			(19)
Other noncurrent assts			300
	Other non-current assets		281
	Assets		3,045
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			-
	Current liabilities		-
	Liabilities		-
SHAREHOLDERS EQUITY:			
Retained earnings			3,045
	Equity		3,045
	Total liabilities and equity	$	3,045

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Other revenues	$	-
Total revenue		**0**
Selling, general and administrative		0
Operating expenses		**0**
Operating income		**0**
Other expense, net		**0**
Pre-tax net income		**0**
Income tax expense		0
Net income		**0**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		400
Accumulated depreciation		(195)
Property and equipment, net		205
Assets		238

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0

SHAREHOLDERS EQUITY:

Retained earnings		238
Equity		238
Total liabilities and equity	$	238

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents		$	26
Due from affiliates			92
	Current assets		118
	Assets		118

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities			-
	Current liabilities		0
	Liabilities		0

SHAREHOLDERS EQUITY:

Retained earnings			118
	Equity		118
	Total liabilities and equity	$	118

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	787
Restricted cash		500
Due from affiliate		15,156
Current assets		16,443
Total assets	$	**16,443**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		0

.
EQUITY:

Contributed capital		9,200
Retained earnings		7,243
Equity		**16,443**
Total liabilities and equity	$	**16,443**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	2,509
Operating revenues		2,509

OPERATING EXPENSES:

Compensation and benefits	20
Professional services	18
Technology Expenses	92
Rent and occupancy	0
Selling, general & administrative	10
Service and license fees to affiliate	675
Operating expenses	**815**
Operating income	**1,694**
Other expense	**1**
Net income	$ **1,693**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Tap and Trade, Inc. (dormant)
Balance Sheet
As Of December 31, 2019
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,097
Due from affiliate		61
Current Income Tax Receivable		222
Current Assets		1,380

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	80
Accumulated depreciation	(80)
Property and Equipment, Net	0

OTHER NONCURRENT ASSETS:

Goodwill	22,514
Other non-current assets	22,514

Assets	$	23,894

LIABILITIES and EQUITY:

NON CURRENT LIABILITIES:

Deferred Tax Liabilities -Non Current	(222)
Other non-current liabiities	(222)

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Due from affiliates, net		-
Current liabilities		-

Liabilities	(222)

EQUITY:

Contributed capital	90,246
Retained deficit	(66,130)
Total Equity	24,116

Total Liabilities and Equity	$	23,894

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Professional services	(3)
Selling, general and administrative	13
Depreciation and amortization	-
Operating expenses	10
Operating loss	(10)
Interest income	10
Other income	10
Pre-tax net loss	-
Income tax expense Benefit	22
Net Income	$ 22

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, L.L.C.
Balance Sheet
As of December 31, 2019
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	-
Current assets		-
Property and equipment:		
Property and equipment cost		1,778
Accumulated depreciation		(593)
Property and equipment, net		1,185
Other non-current assets:		
Goodwill		423,555
Other intangibles assets, net		232,450
Investment in subsidiary		15,773
Other non-current assets		671,778
Total assets	$	672,963

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	580
Current liabilities		580
Non-current liabilities:		
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		580
Equity:		
Retained earnings		672,383
Total equity		672,383
Total liabilities and equity	$	672,963

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, L.L.C.
Statement of Income
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Compensation and benefits		(129)
Selling, general, and administrative		6
Depreciation and amortization		20,490
Operating expenses		20,367
Operating loss		(20,367)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(20,367)
Income tax expense		-
Net loss	$	(20,367)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	-
Income tax receivable	2
Other current assets	15
Current assets	17

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	6,014
Accumulated depreciation	(4,893)
Property and equipment net	1,121

OTHER NON-CURRENT ASSETS

Investment in subsidiary	168
Other non-current assets	168
Total assets	$ 1,306

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	16
Accrued salaries and benefits	221
Due to affiliates	19,018
Deferred revenue	
Current liabilities	19,255

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	280
Other noncurrent liabilities	
NonCurrent Liabilities	280
Total liabilities	19,535

.

EQUITY:

Additional paid-in capital	5,140
Net deficit	(23,369)
Equity	**(18,229)**

Total liabilities and equity	$ 1,306

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

REVENUES:

Other revenue	$	21
Operating revenues		**21**

OPERATING EXPENSES:

Compensation and benefits	384
Professional services	14
Rent and other occupancy	0
Technology and communcations	65
Selling, general & administration	12
Amortization & depreciation expense	754
Service & license fees to affiliates	270
Operating expenses	**1,499**

Operating loss		**(1,478)**
Income tax benefit		**414**
Net loss	$	**(1,064)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

CURRENT ASSETS:

Due from affiliate	$	6,001
Current assets		6,001

OTHER NON-CURRENT ASSETS

Deferred tax assets - non-current		14
Goodwill		8,744
Other non-current assets		8,758
Total assets	$	**14,759**

LIABILITIES:

Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**

EQUITY:

Contributed Capital	$	10,880
Retained Earnings		3,877
Equity		**14,757**

Total liability and equity
	$	14,759

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal
adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain
ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the
tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and
ethod accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of
tinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by
accepted accounting principles for complete financial statements. These financial statements should be read in
ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31,
ich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		17
Affiliate expenses		2
Operating expenses		**19**
Pre-tax net loss		(19)
Income tax Benefit		5
Net loss	$	(14)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2019
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include income
taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of
information required by generally accepted accounting principles for complete financial statements. These financial statemen
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en
December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang
Commission.



Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2019
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	112
Accumulated depreciation	(76)
Property and equipment, net	36
Assets	39

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates	118
Current liabilities	118
Liabilities	118

SHAREHOLDERS EQUITY:

Retained deficit		(79)
Equity		(79)
Total liabilities and equity	$	39

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2019
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2020

EXHIBIT I

The audited consolidated financial statements for
New York Stock Exchange LLC for the year ended
December 31, 2019 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Period Ended December 31, 2019
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Period Ended December 31, 2019

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of New York Stock Exchange LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York Stock Exchange LLC and Subsidiaries at December 31, 2019, and the consolidated results of their operations and their cash flows for the year ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 18, 2020

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2019

Assets

Current assets:		
Cash and cash equivalents	$	49
Short term financial investments		14
Accounts receivable		188
Loan receivable from affiliate		2,012
Other current assets		11
Total current assets		2,274
Non-current assets:		
Property and equipment, net		552
Goodwill		1,564
Other intangible assets, net		1,825
Other non-current assets		569
Total non-current assets		4,510
Total assets	$	6,784

Liabilities and equity

Current liabilities:		
Accounts payable and accrued liabilities	$	201
Due to affiliates, net		245
Deferred revenue		46
Total current liabilities		492
Non-current liabilities:		
Accrued employee benefits		200
Deferred revenue		63
Deferred income taxes		457
Other non-current liabilities		127
Total non-current liabilities		847
Total liabilities		1,339
Equity		5,445
Total liabilities and equity	$	6,784

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2019

Revenues:		
Transaction fees	$	707
Listing fees		417
Data services fees		248
Affiliate		136
Other		40
Total revenues		1,548
Transaction-based expenses:		
Section 31 fees		189
Cash liquidity payments, routing and clearing		372
Total revenues less transaction-based expenses		987
Operating expenses:		
Compensation and benefits		184
Technology and communications		49
Professional services		38
Rent and occupancy		11
Selling, general and administrative		42
Depreciation and amortization		80
Affiliate		38
Total operating expenses		442
Operating income		545
Other income:		
Interest and other income, net		74
Income before income tax expense		619
Income tax expense		162
Net income	$	457
Other comprehensive income:		
Employee benefit plan adjustments		21
Total comprehensive income	$	478

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2019

Balance at January 1, 2019	$	4,943
Net income		457
Employee benefit plan adjustments to accumulated other comprehensive income		21
Stock-based compensation		24
Balance at December 31, 2019	$	5,445

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2019

Operating activities:		
Net income	$	457
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		80
Stock-based compensation		24
Deferred income taxes		20
Change in assets and liabilities:		
Accounts receivable		(3)
Loan receivable from affiliate		(515)
Other assets		(67)
Accounts payable and accrued liabilities		19
Due to affiliates, net		38
Deferred revenue		(12)
Accrued employee benefits		46
Other liabilities		(7)
Total adjustments		(377)
Net cash provided by operating activities		80
Investing activities:		
Short term financial investments		-
Capital expenditures		(86)
Net cash used in investing activities		(86)
Net decrease in cash and cash equivalents		(6)
Cash and cash equivalents, beginning of year		55
Cash and cash equivalents, end of year	$	49
Supplemental cash flow disclosure:		
Cash paid for income taxes	$	2

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2019

1. Description of Business

New York Stock Exchange LLC (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: NYSE Arca, Inc., NYSE American LLC, NYSE National, Inc., and Chicago Stock Exchange, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2019, the Company held $47 million of these types of investments.

Short Term Financial Investments

The Exchange's financial investments generally are carried at fair value, with changes in fair value, whether realized or unrealized, recognized in other comprehensive income. For those investments that do not have readily determinable fair market values, such as those which are not publicly-listed companies, we have made a fair value policy election under ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, or ASU 2016-01 (Note 9). The election requires us to only adjust the fair value of such investments if and when there is an observable price change in an orderly transaction of a similar or identical investment, with any change in fair value recognized in net income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each

2. Significant Accounting Policies (continued)

balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of regulatory licenses and acquired technology. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2019.

2. Significant Accounting Policies (continued)

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 8).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

2. Significant Accounting Policies (continued)

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

The Exchange recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these

2. Significant Accounting Policies (continued)

services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Total deferred revenue was $109 million as of December 31, 2019, including $46 million in current deferred revenue and $63 million in non-current deferred revenue. During 2019, there were additions of $411 million and amortization of $417 million in deferred revenue. Included in the amortization recognized in 2019, $48 million related to the deferred revenue balance as of January 1, 2019. As of December 31, 2019, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Original Listing Revenues		Other Listing Revenues		Total	
2020	$	15	$	31	$	46
2021		4		22		26
2022		-		19		19
2023		-		11		11
2024		-		6		6
Thereafter		-		1		1
Total	$	19	$	90	$	109

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for accessing our data services through Secured Financial Transaction Infrastructure, or "SFTI". SFTI is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. Revenues are primarily subscription-based, billed monthly, quarterly or annually in advance and recognized ratably over time as our performance obligations of data delivery are

2. Significant Accounting Policies (continued)

met consistently throughout the period. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2019, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2019, $570 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $417 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. Generally, fees for other revenues contain one performance obligation. Services for other revenues are primarily satisfied at a point in time. Therefore, there is no need to allocate the fee and no deferral results as we have no further obligation to the customer at that time.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per

2. Significant Accounting Policies (continued)

share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income. See "Recently Adopted Accounting Pronouncements," below, for the new lease accounting standard and its impact on the Exchange's financial statements.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (Note 9). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term financial investments, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

On January 1, 2019, the Exchange adopted ASU 2016-02, *Leases*, or ASU 2016-02. This standard requires recognition of both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 requires lessees to recognize a right-of-use asset representing a right to use the underlying asset over the lease term, and a corresponding lease liability on the balance sheet. The Exchange's operating leases relate to leased office space and data centers, and the Exchange does not have any leases classified as finance leases.

The Exchange adopted ASU 2016-02 using the modified retrospective transition method and did not restate prior periods. Using the modified retrospective approach, the Exchange applied the provisions of ASU 2016-02 beginning in the period of adoption, and elected the package of practical expedients available to the Exchange. There was no impact to the opening balance of retained earnings as a result of a cumulative-effect adjustment on the adoption date. The Exchange elected the practical expedient to not reassess lease classifications, but alternatively to

2. Significant Accounting Policies (continued)

carry forward historical classifications. In addition, the Exchange elected the practical expedient of not separating lease and non-lease components as the Exchange's lease arrangements are not highly dependent on other underlying assets. The Exchange's implementation of the amended lease guidance was subject to the same internal controls over financial reporting that are applied to the consolidated financial statements.

At lease inception, the Exchange reviews the service arrangement and components of a contract to identify if a lease or embedded lease arrangement exists. An indicator of a contract containing a lease is when we have the right to control and use an identified asset over a period of time in exchange for consideration. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, using the Exchange's estimated incremental borrowing rate. Upon adoption of ASU 2016-02, the Exchange made the policy election to not record existing or future leases with a term of 12 months or less on the consolidated balance sheet, and to recognize lease expense on a straight-line basis over the lease term. For these leases, the impact on adoption was nominal. We have also made policy elections related to capitalization thresholds and discount rates. Upon adoption, the incremental borrowing rate was determined based on ICE's recent debt issuances that the Exchange believes are reflective of current borrowing rates. Subsequent to adoption, current incremental borrowing rates were used. Certain lease agreements include options to extend, renew or terminate the lease agreement. As of December 31, 2019, the weighted average discount rate was 3.5%. The Exchange's lease agreements do not contain any residual value guarantees.

Upon adoption of ASU 2016-02, the Exchange recorded $82 million in operating lease liabilities, of which $8 million is included in accounts payable and accrued liabilities and $74 million is included in other non-current lease liability within our accompanying consolidated balance sheet. The Exchange also recorded $76 million in operating lease right-of-use assets that are included as a component of property and equipment, net, in our consolidated balance sheet and are recorded in an amount equal to our lease liability, adjusted for any remaining unamortized lease incentives such as our deferred rent balances. As part of the Exchange's adoption, we eliminated $6 million in deferred rent liabilities. On the date of adoption, deferred rent liabilities were reclassified and presented as a reduction to the right-of-use asset, included in property and equipment, net, on our consolidated balance sheet. The Exchange's adoption did not have an impact on our consolidated statement of comprehensive income.

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized less than $1 million of rent expense for office space as rent and occupancy, and $11 million of technology and communication expense for data center space in 2019, within the Exchange's consolidated

2. Significant Accounting Policies (continued)

statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset and liability balances are as follows (in thousands):

	As of January 1, 2019
Right-of-use lease assets	$ 76
Current operating lease liability	8
Non-current operating lease liability	74
Total operating lease liability	$ 82

	As of December 31, 2019
Right-of-use lease asset	$ 70
Current operating lease liability	8
Non-current operating lease liability	68
Total operating lease liability	$ 76

As of December 31, 2019, we estimate that our operating lease liability will be recognized in the following years (in thousands):

2020	$ 11
2021	12
2022	12
2023	8
2024	8
Thereafter	37
Lease liability amounts repayable	88
Interest costs	12
Total operating lease liability	$ 76

ASU No. 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments* applies to all financial instruments carried at amortized cost including held-to-maturity debt securities and accounts receivables. It requires financial assets carried at amortized cost to be presented at the net amount expected to be collected and requires entities to record credit losses through an allowance for credit losses on available-for-sale debt securities. The Exchange adopted on January 1, 2020 and have evaluated this guidance to determine the impact on the Exchanges consolidated financial statements. Based on the Exchange's assessment, it was concluded the impact of adoption of this guidance was not material.

3. Other Intangibles

The Exchange's intangible assets include $1,825 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2019 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,524	$ –	Indefinite
Customer relationships	228	82	17 years
Trade names	155	–	Indefinite
Other intangible assets	67	67	3 years
Total	$ 1,974	$ 149	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average seventeen year and three year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2019, amortization expense of acquired intangible assets was $13 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2020	$ 13
2021	13
2022	13
2023	13
2024	13
Thereafter	81
Total	$ 146

New York Stock Exchange LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2019 were as follows (in millions):

Current:		
Federal	$	96
State and local		46
Total current		142
Deferred:		
Federal		9
State and local		11
Total deferred		20
Total tax expense	$	162

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2019 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	5
Effective tax rate	26%

The effective tax rate is greater than the federal statutory rate due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2019 (in millions):

4. Income Taxes (continued)

Deferred tax assets:		
Deferred compensation	$	46
Deferred revenue		20
Liability reserve		9
Tax credits and NOL carryforwards		5
Other		19
Total before valuation allowance		99
Valuation allowance		(5)
Total deferred tax assets, net of valuation allowance	$	94
Deferred tax liabilities:		
Acquired intangible assets	$	(512)
Property and equipment		(39)
Total deferred tax liabilities		(551)
Net deferred tax liabilities	$	(457)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

As of December 31, 2019, the Exchange has gross state and local net operating loss carry-forwards of $52 million. The net operating loss begins to expire in 2030.

For the year ended December 31, 2019 the unrecognized tax benefits increased by $6 million, primarily based on tax positions related to the current year. The ending balance is $26 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2019, the Exchange recognized $2 million of tax expense for interest and penalties. Accrued interest and penalties were $6 million as of December 31, 2019. Tax years prior to 2010 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2019, expenses of $38 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2019, revenues of $136 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

At December 31, 2019, the Exchange had a $245 million net payable related to these agreements. We record affiliate payable and receivable as net on the accompanying balance sheet because there is a right of offset for all intercompany amounts amongst all related party entities. Further, we have the ability and do at times settle intercompany amounts in this manner.

Additionally, as of December 31, 2019, the Exchange had a loan receivable from the Parent of $2,012 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2019, interest income of $46 million has been recorded and is included in interest and other income, net in the accompanying consolidated statement of comprehensive income.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2019 (in millions):

Land, buildings and building improvements	$	292
Leasehold improvements		132
Computers and equipment		188
Software, including software development costs		203
Furniture and fixtures		22
Construction in Progress		22
Right-of-use lease assets		70
		929
Less: accumulated depreciation and amortization		(377)
Total property and equipment, net	$	552

For the year ended December 31, 2019, amortization of software, including software development costs, was $29 million and depreciation of all other property and equipment was $37 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $62 million as of December 31, 2019.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as recently published proposals by the SEC for an amended timeline and implementation structure, we believed the risk that execution venues are not reimbursed has increased and we therefore recorded promissory note impairment charges of $3.4 million in 2019. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2019, the Exchange has accrued approximately $0.5 million as a receivable in connection with our portion of expenses related to the CAT implementation.

8. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE American LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2019; however, they are not managed separately. Based on the Exchange's 92% share, the accompanying consolidated financial statements includes $30 million of noncurrent assets classified as other noncurrent assets, $12 million of current liabilities classified as accounts payable and accrued liabilities, $156 million of noncurrent liabilities classified as accrued employee benefits, $62 million of other comprehensive loss reflected as equity, and net expense of the Plans of $4 million classified as other income, net. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2019, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2020. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and ICE's business objectives. ICE's long-term objective is to keep the plan at or near full funding, while minimizing the risk inherent in pension plans.

The fair values of the pension plan assets at December 31, 2019, by asset category were as follows (in millions). See Note 9 for further detail on fair value of financial instruments.

8. Pension and Other Benefit Plans (continued)

| Asset Category | Fair Value Measurements | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ 7	$ -	$ -	$ 7
Equity securities:				
U.S. large-cap	-	25	-	25
U.S. small-cap	-	7	-	7
International	-	13	-	13
Fixed income securities	137	751	6	894
Total	$ 144	$ 796	$ 6	$ 946

The above table excludes trades pending settlement with a net obligation of $52 million as of December 31, 2019. These trades settled in January 2020.

The measurement date for the pension plan is December 31, 2019. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 9, as of December 31, 2019 and a statement of funded status of the pension plan as of December 31, 2019 (in millions):

Change in benefit obligation:		
Benefit obligation at January 1, 2019	$	791
Interest cost		28
Actuarial loss		90
Benefits paid		(48)
Benefit obligation at December 31, 2019		861
Change in plan assets:		
Fair value of plan assets at January 1, 2019		794
Actual return on plan assets		148
Benefits paid		(48)
Fair value of plan assets at December 31, 2019		894
Funded status		33
Accumulated benefit obligation		861
Amounts recognized in the ICE consolidated balance sheet:		
Accrued pension plan asset		33

8. Pension and Other Benefit Plans (continued)

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2019 (in millions):

	Year Ended December 31, 2019
Interest cost	$ 28
Estimated return on plan assets	(31)
Amortization of loss	3
Aggregate pension expense	$ -

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2020	$ 49
2021	50
2022	49
2023	49
2024	49
Next 5 years	243

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2019, the cash surrender value of such policies was $58 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2019 (in millions):

8. Pension and Other Benefit Plans (continued)

Change in benefit obligations:

Benefit obligation at January 1, 2019	$	41
Interest cost		1
Actuarial loss		4
Benefits paid		(5)
Benefit obligation at December 31, 2019		41
Funded status		(41)
Amounts recognized in the ICE consolidated balance sheet:		
Other current liabilities		(5)
Accrued employee benefits		(36)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2019 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2020	$	5
2021		5
2022		4
2023		4
2024		3
Next 5 years		13

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2019
Weighted-average discount rate for determining benefit obligations (pension/SERP)	3.0%/2.7%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	3.7%/3.5%
Expected long-term rate of return on plan assets (pension/SERP)	3.9% / N/A
Rate of compensation increase	N/A

8. Pension and Other Benefit Plans (continued)

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $2 million for the year ended December 31, 2019. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2019 is 3.0%. The weighted average discount rate for determining the interest cost as of December 31, 2019 is 3.7%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2019
Benefit obligation at the end of year	$ 142
Interest cost	5
Actuarial gain	(8)
Employee contributions	3
Benefits paid	(12)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(8)
Accrued employee benefits	(134)

8. Pension and Other Benefit Plans (continued)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $11 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2020	$ 8
2021	8
2022	8
2023	8
2024	8
Next 5 years	39

For measurement purposes, ICE assumed a 6.7% annual rate of increase in the per capita cost of covered health care benefits in 2019 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2019 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 87	$ 6	$ (26)	$ 67

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2019 were $8 million related to the Parent's defined contribution plans.

9. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

9. Fair Value of Financial Instruments (continued)

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – quoted prices for identical assets or liabilities in active markets.

Level 2 – observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

Level 3 – unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 8 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2019 is as follows (in millions):

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/SESP)[1]	$ 14	$ -	$ -	$ 14

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2019, none of these assets were required to be recorded at fair value since no impairments were recorded.

10. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

The Exchange leases office and data center space and incurs fees for offsite storage. See Note 2 for future payments under these obligations as of December 31, 2019. In addition to the leases discussed in Note 2, the Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2019 was $1 million.

11. Subsequent Events

Subsequent to December 31, 2019, there has been a global coronavirus outbreak (COVID-19) that may have an impact on the Exchange's operations, the extent of which will depend on future developments. As of the date of issuance, the outbreak is still evolving and thus there is uncertainty as to its ultimate impact on the Exchange.

The Exchange has evaluated subsequent events and transactions through June 18, 2020, the date the financial statements were issued, and determined that no other events or transactions, except as noted above, met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2020

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2020

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2020

A schedule of securities listed on the New York Stock Exchange LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the New York Stock Exchange is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.



Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 29, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2020 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2020 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,
Martha Redding

Enclosure

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



ICE Corporate Structure as of June 2020
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





ICE Europe Parent Limited

Aether IOS Limited

NYSE Brazil Holding BV

KEY TO REGULATED ENTITIES

1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

5509794 Manitoba Inc.

ICE Futures Canada, Inc.

ICE Clear Canada, Inc.

Exchange Participations Limited
(Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)

Intercontinental Exchange Germany GmbH

ICE Processing International Limited (fka T-Zero International Limited)

IntercontinentalExchange Holdings
(Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)

Creditex UK Limited

Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco

Creditex Brokerage Holdco Ltd

Intercontinental Exchange Switzerland GmbH

ICE Overseas Limited

ICE Endex Holding B.V.

ICE Endex Markets B.V.(13, 14)

ICE Endex Gas Spot Ltd.

Intercontinental Exchange Belgium BVBA

ICE Asia Holdings Limited

ICE Singapore Holdings Pte. Ltd (12)

ICE Futures Singapore Pte. Ltd (12)

ICE Clear Singapore Pte. Ltd (12)

ICE Data Derivatives UK Limited

Quotevision Limited

Financial Data Exchange Limited

Credit Market Analysis USA, Inc.

ICE Clear Netherlands B.V. (13,14)

ICE Markets Limited(2)

ICE Clear Europe Limited(3, 5 &10)

ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)

ICE Education Limited

International Petroleum Exchange Limited (DORMANT)

ICE Clear UK Limited (DORMANT)

ICE Futures Holdings Limited

ICE Futures Holdco No. 1 Limited

ICE Futures Holdco No. 2 Limited

ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)

ICE Futures Limited (DORMANT)

ICE Data Services Limited

ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)

ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)

Finexeo UK Limited

ICE Trade Vault Europe Limited(15)

The International Petroleum Exchange of London Limited (DORMANT)

IPE Holdings Limited (DORMANT)

Climate Exchange Limited (DORMANT)

ECX Limited (DORMANT)

Climate Exchange plc

European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)

European Climate Exchange (London) Limited

Climate Exchange (Europe) Limited

Insurance Futures Exchange Services Limited

Climate Spot Markets Limited

Climate Spot Exchange Limited (DORMANT)

Chicago Climate Exchange, Inc.

Chicago Climate Futures Exchange, LLC(3) (Dormant)

NYSE Holdings UK Limited

NYSE (UK) Limited

LIFFE (Holdings) Limited

LIFFE Services Limited

LIFFE Administration and Management(9)

Imperium Centre Limited

ICE Benchmark Administration Limited(2)

UNITED STATES

FOREIGN AFFILIATE



ICE Corporate Structure as of June 2020
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)

Interactive Data Holdings Corporation

Igloo Intermediate Corporation

ICE Data Services, Inc.

Interactive Data Real-Time Group, Inc.

IDS International, Inc.

ICE Data Connectivity & Feeds, Inc.

ICE Data Analytics, LLC

Interactive Data Online Properties, Inc.

ICE Data Pricing & Reference Data, LLC (5)

IDCO Canada Holdings Inc.

Interactive Data Luxembourg Holding S.A.R.L

ICE Data Services Wireless LLC

ICE Atrium Inc.

NYSE Technologies Canada Ltd.

Interactive Data Canada Inc.

Interactive Data Luxembourg Management S.A.R.L

StrikeNET LLC

Electric Railroad LLC

Glacier Lake Transmission Services Ltd.

Highway Networks LLC

Internet Services Telco LLC

Strike Network Services LLC

Wireless Internetwork LLC

IDCO Worldwide Holdings Ltd.

IDCO Overseas Holdings Ltd.

ICE Data Services Ireland Limited

ICE Data Services Europe Limited

ICE Data Services Jersey Limited

ICE Data Services Hong Kong Limited

ICE Data Services Australia Pty Ltd (16)

ICE Data Desktop Solutions Limited (2)

ICE Data Services France SAS

ICE Data Services Singapore Pte Ltd

ICE Data Services Japan KK

ICE Data Services Italy S.r.l

Interactive Data Finance (UK) Ltd.

UNITED STATES

FOREIGN AFFILIATE

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD
19	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20	ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21	MULTISTATE MONEY TRANSMITTER REGULATORS



ICE Corporate Structure as of June 2020
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)

Intercontinental Exchange Holdings, Inc.

BAKKT Holdings, LLC (90.6% Intercontinental Exchange Holdings, Inc.)

BAKKT, LLC

DACC Technologies, Inc.

Bridge2 Solutions, LLC

Bakkt Trust Company LLC (19)

B2S Direct, LLC

BAKKT Trade, LLC

Bridge2 Solutions Australia Pty. Ltd.

BAKKT Marketplace, LLC (21)

B2S Canada, LLC

BAKKT Clearing, LLC(3, 6)

Digital Asset Custody Company, Inc.

B2S Resale, LLC

Aspire Loyalty Travel Solutions, LLC

Bridge2 Solutions Canada, Ltd.

KEY TO REGULATED ENTITIES

1   MANITOBA SECURITIES COMMISSION
2   UK FINANCIAL CONDUCT AUTHORITY
3   US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4   US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5   US SECURITIES AND EXCHANGE COMMISSION (SEC)
6   NATIONAL FUTURES ASSOCIATION (NFA)
7   Publicly listed company subject to the rules and requirements of the NYSE and SEC
8   BANK OF ENGLAND (BoE)
9   FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20 ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21 MULTISTATE MONEY TRANSMITTER REGULATORS

UNITED STATES   FOREIGN AFFILIATE